TERRA NOVA GOLD CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Members of TERRA NOVA GOLD CORP. (the "Company") will be held in the Boardroom of Maitland & Company, Barristers and Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, on Wednesday, the 10 th day of December, 2003, at 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

  To receive the report of the directors.

  To receive the Audited Financial Statements of the Company for the fiscal period ending July 31, 2003, together with the Auditor's Report thereon.

  To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

  To elect Directors for the ensuing year.

  To approve an amendment to the Company’s stock option plan.

  To approve various matters concerning the grant, exercise and renegotiation of stock options.

7.    To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 31st day of October, 2003.

BY ORDER OF THE BOARD

"Harvey Keats"
President